SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                                 (Rule 13D)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)


                     Emmis Communications Corporation
                              (Name of Issuer)


                Class A Common Stock, par value $0.01 per share

                      (Title of Class of Securities)

                                   291525103
                                 (CUSIP number)

                              Steven M. Kleiman
                            Zazove Associates, LLC
                             1001 Tahoe Blvd.
                        Incline Village, NV 89451
                             (775) 886-1500
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               December 12, 2011
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



CUSIP No. 291525103

  1.  Names of Reporting Persons.  Zazove Associates, LLC
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Delaware


                   7.  Sole voting power       1,160,837 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  1,160,837 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,160,837 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     3.35% (1)

14.  Type of Reporting Person (see instructions)   IA


(1) Reporting Person beneficially owns 475,753 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,160,837 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer's most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,160,837 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

---------------------------------------------------------------------

  1.  Names of Reporting Persons.  Zazove Associates, Inc.
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Illinois


                   7.  Sole voting power       1,160,837 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  1,160,837 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,160,837 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     3.35% (1)

14.  Type of Reporting Person (see instructions)   CO, HC

(1) Reporting Person beneficially owns 475,753 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,160,837 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer's most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,160,837 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

---------------------------------------------------------------------

  1.  Names of Reporting Persons.  Gene T. Pretti
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   United States


                   7.  Sole voting power       1,160,837 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  1,160,837 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,160,837 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     3.35% (1)

14.  Type of Reporting Person (see instructions)   IN, HC

(1) Reporting Person beneficially owns 475,753 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,160,837 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer's most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,160,837 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

---------------------------------------------------------------------

CUSIP  291525103


Item 1. Security and Issuer.
        This Schedule 13D relates to Class A Common Stock, par value
        $0.01 per share (the "Class A Common Stock") of Emmis Communications Corporation, an Indiana corporation (the "Issuer" or "Emmis").
        The address of the executive offices of the Issuer is One Emmis Plaza,
        40 Monument Circle, Suite 700, Indianapolis, IN 46204.


Item 2.	Identity and Background.

        (a) Name of Persons Filing
            This Schedule 13D is being filed by Zazove Associates, LLC, a Delaware limited liability company; Zazove Associates, Inc., an Illinois corporation and Gene T. Pretti (referred to collectively as the "Reporting Persons").

        (b) Residence or business address
            The principal address of the Reporting Persons is 1001 Tahoe Blvd., Incline Village, NV 89451

        (c) Present Principal Occupation
            Zazove Associates, LLC, a Delaware limited liability company is a registered investment advisor.
            Shares of common stock represent shares that would be issued upon conversion of the Preferred Shares that are held in accounts over which Zazove Associates, LLC has discretionary authority. Zazove Associates, Inc., an Illinois corportation is the managing member of Zazove Associates, LLC. Gene T. Pretti is a control person of Zazove Associates, Inc. and CEO and Sr. Portfolio Manager of Zazove Associates, LLC.

        (d)-(e) During the past five years, none of the Reporting Persons have (i) been convicted in any criminal proceeding, or (ii) been a party to any civil proceeding commenced before a judicial or administrtative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship
            Zazove Associates, LLC is organized under the laws of Delaware. Zazove Associates, Inc. is organized under the laws of Illinois. Gene T. Pretti is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration
        Zazove Associates, LLC has discretionary authority with regard to accounts that expended $6,129,563 of investment capital in the aggregate in acquiring the 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares") beneficially held by the Reporting Persons, which Preferred Shares are convertible into Class A Common Stock.


Item 4. Purpose of Transaction

On December 1, 2011, Emmis launched a modified "Dutch auction" tender offer to purchase up to $6,000,000 in value of Preferred Shares at a price per share not less than $12.50 and not greater than $15.56 (the "Tender Offer").
The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on
December 30, 2011, unless extended. Depending on the final purchase price of the offer, if the offer is fully subscribed, Emmis could purchase between 385,604 and 480,000 Preferred Shares representing approximately 14.8% to
18.4% of the issued and outstanding Preferred Shares as of December 1, 2011. Prior to commencement of the Tender Offer, Emmis entered into securities purchase agreements structured as "total return swaps" (the "Purchase Agreements") with holders of Preferred Shares representing a total of 1,484,679 Preferred Shares (the "Purchased Shares"). Under the terms of the Purchase Agreements, the Purchased Shares remain outstanding and eligible to be voted, and Emmis obtains the authority to direct the voting of the Purchased Shares.

Furthermore, as disclosed in the Offer to Purchase filed by Emmis on December 1, 2011, if Emmis is able to obtain the ability to direct the vote of at least 66 2/3% of the issued and outstanding Preferred Shares following the completion of the Tender Offer, Emmis may elect to, among other things, amend or eliminate various rights of the Preferred Shares, including but not limited to: (i) reducing or eliminating the liquidation preference of the Preferred Shares, (ii) removing the ability of the holders of Preferred Shares to require Emmis to repurchase all or any portion of such holders' Preferred Shares upon a change of control or certain going-private transactions, (iii) removing Emmis' obligation to pay to holders of Preferred Shares the amount of dividends in respect of their Preferred Shares that are currently accrued and unpaid,
(iv) changing the designation of the Preferred Shares from "Cumulative" to "Non-Cumulative" such that dividends or distributions on the Preferred Shares shall cease to accrue, (v) eliminating the rights of the holders of Preferred Shares to nominate directors to Emmis'
Board of Directors as a result of arrearages in dividends, and (vi) eliminating the restrictions on Emmis' ability to pay dividends or make distributions on its Common Shares prior to paying accrued and unpaid dividends or distributions on Preferred Shares. If the above-described amendments are made, the market value of the Preferred Shares remaining outstanding will be materially and adversely affected, and Emmis may engage in various actions that are currently prohibited or limited by the various terms and provisions of the Preferred Shares.

On December 12, 2011 Zazove Associates, LLC, Corre Opportunities
Fund, L.P., Kevan A. Fight and DJD Group, LLLP (collectively, the "Locked-Up Holders") entered into a written lock-up agreement
(the "Lock-Up Agreement") pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any "total return swap" arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders.

The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Persons acquired beneficial ownership and continues to beneficially hold the shares reported herein for investment purposes. The Reporting Person may from time to time engage the Issuer, its representatives or otherrelevant parties in discussions regarding the Tender Offer and other related matters relevant to the investment in the Issuer, and may discuss with such parties alternatives to such Tender Offer. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(b) through (j) of Item 4 of Schedule 13D of the Act.


Item 5. Interest in Securities of the Issuer


(a) Reporting Persons beneficially owns 475,753 shares of 6.25% Series A Cumulative Convertible Preferred Stock ("Preferred Shares") which are convertible as of the date of this
     Schedule 13D into 1,160,837 shares of Class A Common Stock, which represent 3.35% of the Class A Common Stock.
     The foregoing percentage is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer's most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,160,837 Class A Common Stock that would be issued upon conversion of the 475,753 shares of Preferred Shares beneficially held by the Reporting Persons.


(b) The Reporting Persons have sole voting and dispostive power with regard to the Preferred Shares that it beneficially holds.

(c) Dujring the past 60 days, the Reporting Persons acquired additional Preferred Shares in the secondary market as follows:

Trade		          Unit
Date	        Quantity  Price 	 Amount
10/25/2011	 4,140 	  $15.01 	$62,139.74
10/25/2011	 2,760 	  $15.01 	$41,426.50
10/25/2011	 7,590 	  $15.01 	$113,922.86
10/25/2011	 8,970 	  $15.01 	$134,636.11
10/25/2011	 4,690 	  $15.01 	$70,395.02
11/14/2011	 9,900 	  $15.12 	$149,737.50
11/15/2011	35,000    $15.26 	$534,096.50
11/15/2011	 4,400 	  $15.26 	$67,143.56
11/15/2011	25,600    $15.26 	$390,653.44
11/15/2011	 9,900 	  $15.26 	$151,073.01
11/15/2011	10,600    $15.26 	$161,754.94
11/15/2011	 6,900 	  $15.26 	$105,293.31
11/15/2011	 5,000 	  $15.26 	$76,299.50
11/30/2011	 6,690 	  $15.61 	$104,430.90
11/30/2011	14,858    $15.61 	$231,933.38
11/30/2011	 8,170 	  $15.61 	$127,533.70
11/30/2011	 9,910 	  $15.61 	$154,695.10
11/30/2011	 5,200 	  $15.61 	$81,172.00
12/01/2011	 1,100 	  $15.61 	$17,171.00
12/02/2011	   100 	  $15.41 	$1,541.00
12/05/2011	 1,438 	  $15.60 	$22,427.19
12/08/2011	 1,104 	  $15.61 	$17,233.44
12/12/2011	 2,600 	  $15.61 	$40,586.00

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships
(legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Lock-Up Agreement dated December 12, 2011 between Zazove
Associates, LLC and the other parties signatory thereto.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          December 16, 2011
                                                 Date

                                          Zazove Associates, LLC
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, COO
                                                 Name/Title


                                          Zazove Associates, Inc.
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, CFO
                                                 Name/Title

                                          /s/ Gene T. Pretti